February 8, 2006

Via U.S. Mail

Warren G. Lichtenstein
Steel Partners II, L.P.
590 Madison Avenue
32nd Floor
New York, NY  10022

       Re:    Angelica Corporation
      Definitive Additional Materials filed February 2, 2006 by
Steel
Partners II, 	L.P., et al.
      File No. 1-05674

Dear Mr. Lichtenstein:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Additional Soliciting Materials filed February 2, 2006
1. Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a revised submission that has been annotated with support for each of the assertions made. For example, you refer to Angelica`s "inaccuracies" in their letter to you, on page 1, and yet it does not appear that you explain what these are; in your letter to
Angelica you indicate that they have "omit[ted] certain key points" but omitting items and stating inaccuracies would appear to be different issues. Also, your indication that agreeing to a standstill agreement would cause a director to "agree to anything other than to act in the best interest of shareholders," on page 2 of your letter to Angelica requires support as their letter to you does not appear to make any such suggestion. Further, your reference to
Angelica`s "threat to stack the Board with additional directors and to enact changes to Angelica`s By-laws to make it more difficult for a shareholder to seek Board representation," on page 2 of your letter to Angelica is also objectionable as Angelica`s letter does not appear to make any mention of this. These examples do not represent an exhaustive list of the statements that need to be amended and/or supported. Please revise or advise.
2. Communications made in reliance on Rule 14a-12 must be accompanied by a description of the participants` "direct or indirect interests."
It appears that you have interpreted this rule to provide filers with the option of directing security holders to a document not filed under the cover of Schedule 14A, which is not an appropriate interpretation of this rule. Please either separately file the participant information under cover of Schedule 14A or confirm to us that the next preliminary communication will be accompanied by such participant information. See Rule 14a-12(a)(1)(i). Please be advised that you must also provide the participant information for each of your proposed nominees and any add such nominees to cover page of Schedule 14A as filing persons. In this regard, we note that you recently advised Angelica of the nominees you intend to include on your slate of directors.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact me with any questions at 202-551-3264. You may also reach me via facsimile at 202-772-9203.

								Sincerely,


								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions


cc via facsimile at (212) 451-2222:

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY  10022

Steel Partners II, L.P.
February 8, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE